Richardson

& Associates

Attorneys at Law

_______________________________________________________________________________________________________________________

May 12, 2016

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:          Mara L. Ransom, Assistant Director of Consumer Products

                        Daniel Porco

Re:      HyGen Industries, Inc.

Pre-Effective Amendment Number One

            Offering Statement on Form 1-A

            Filed January 25, 2016

            File No. 024-10518

Dear Commission:

            Enclosed for filing on behalf of HyGen Industries, Inc. (the "Company") is Pre-Effective Amendment Number One to the above referenced Offering Statement on Form 1-A, redlined to show changes from the initial filing.  The following are our responses to the comments in your letter to Paul Staples, Chief Executive Officer of the Company, dated February 22, 2016.

Cover Page

1.   We deleted reference to "For Sophisticated Investors Only" on the cover page.

2.   In footnote 1 to the table on the cover page, we add the sentence indicated stating that investor funds will be immediately available to us and none will be returned if an insufficient amount of capital is raised in the offering to fund our business plan.

Use of Proceeds, page 5

3.   We have modified the disclosure in the "Use of Proceeds" section of the Offering Circular to show estimated management compensation and the 25%, 50%, 75% and 100% scenarios.

4.  We have modified the "Use of Proceeds" section of the Offering Circular to show the new categories of estimated uses more clearly.  We have deleted reference to an acquisition as we are now focused primarily on building stations.

Business

Plan of Operations, page 5

5.  We have added disclosure on page 26 of the Offering Circular under "Risk Factors - Risks Related to the Offering" to explain that we will elect to delay compliance with new or revised financial accounting standards until the date that the standard is effective for a company that is not an issuer.

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004

United States

Securities and Exchange Commission

Division of Corporation Finance

May 12, 2016

6.  We have specifically updated and clarified the disclosure of the CEC milestone dates and adjustments to the amount of grants as a result of our miss of the October 31, 2015 date for the three stations to be operational under "Summary of Risk Factors", "Investment Summary", "Business" and "Management's Discussion and Analysis of Financial Condition and Operating Results" on pages 2, 4, 7 and 43 of the Offering Circular.

7.  On pages 7, 8 and 12 of the Offering Circular under the "Business" section, we clarify the payment structure of the stations and make the disclosure consistent with respect to the economic interest conferred on the station owners.

8.   On pages 7 and 8 of the Offering Circular under "Business", we explain the substitution of a station in North Hollywood for the one in Pacific Palisades, and describe the terms of its agreement with us.

9.   On page 7 of the Offering Circular under "Business", we explain the adjustment to the amount of the CEC construction grant, and the nature of the in kind contributions that will supplement the working capital expected to be supplied from the proceeds of the offering.

10. On page 8 of the Offering Circular under "Business", we add a discussion of potential research and development activities to be engaged in by us and explain that we do not expect to incur material expenditures for those activities.

Fuel Cell Technology

Second Generation System, page 14

11. Giner is a supplier of components to us which we utilize to assemble our hydrogen fueling equipment at each station.  We do not have any material agreements with Giner outside the ordinary course of our business, and have deleted reference to it as our strategic partner on page 15 of the Offering Circular under "Business".

Phase 2 Gen 2 System Development, page 14

12.   We have revised our disclosure on page 16 of the Offering Circular under "Business" to describe our expected response to the "low uptake" scenario.

Acquisition Strategy, page 19

13. We have deleted the acquisition strategy subsection on page 21 of the Offering Circular under "Business", as it is no longer an imminent part of our business plan.

Dilution, page 26

14. Under "Dilution" on page 29 of the Offering Circular, we have included an additional table comparing the public contribution under the offering with the average effective cash contribution of management and founders.

15.  Under "Dilution" on page 29 of the Offering Circular, we removed reference to the phrases ".on a pro forma basis" and ".adjusted for the retained earnings (deficit)."

16.   The increase in net tangible book value per share has been recalculated and corrected on page 29 of the Offering Circular under "Dilution."

United States

Securities and Exchange Commission

Division of Corporation Finance

May 12, 2016

Principal Shareholders, page 33

17.  On page 36 of the Offering Circular under "Principal Shareholders", the information is now updated.

Interest of Management and Others in Certain Transactions, page 34

18. On page 37 of the Offering Circular under "Interest of Management and Others in Certain Transactions" and on page 33 under "Management - Executive Compensation", we clarify the nature of the payments to related parties.

Plan of Distribution, page 37

19. Our executives are not expected to be paid any remuneration for raising capital in the offering.  Since entering into the Posting Agreement with StartEngine CrowdFunding, Inc., we have no plans to utilize any other independent consultants for the offering, other than possibly a public relations firm to assist us with the preparation and development of marketing materials.

20. Our Chief Financial Officer is our liaison with StartEngine CrowdFunding, Inc.  We expect to rely on the StartEngine portal and public relations services to make the offer of our securities, and do not expect that any of our officers, directors or employees will individually be making offers and sales of our securities in the offering.  Accordingly, we believe that we will comply with Rule 3a4-1 of the Exchange Act.

21. We do not expect to use finders in the offering and have not identified any prospective finders.  Nevertheless, we retained the disclosure in case this situation changes or we change our policy.

22. We currently do not intend to use any underwriters or broker-dealers to raise capital or provide services for us, other than FundAmerica Securities, LLC for escrow and administrative services, as disclosed in the Offering Circular under "Plan of Distribution" on pages 40 and 41 of the Offering Circular.  We retain the disclosure of the possibility of participation by other broker-dealers because our current policy or situation may change in the future.

Management's Discussion and Analysis of Financial Condition

General

23. In "Management's Discussion and Analysis of Financial Condition and Operating Results" on page 43 of the Offering Circular, we added a new section entitled "Plan of Operation."

24. On page 44 of the Offering Circular under "Management's Discussion and Analysis of Financial Condition and Operating Results", we have added a sentence disclosing material commitments for capital expenditures as of December 31, 2015 and the expected source of funds to fulfill them.

Financial Statements

Statement of Cash Flows, page F-6

25. The amounts spent and reimbursed by the CEC for property and equipment were netted in the initial filing.  We believe this is appropriate in that, while ASC 230-10-45-7 through 8 suggests that generally gross treatment is preferred, it does not specifically require such treatment based on the examples cited in the literature.  ASC 230-10-45-7 and 45-8 state in pertinent part: "45-7 Generally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments.

United States

Securities and Exchange Commission

Division of Corporation Finance

May 12, 2016

However, the net amount of related receipts and payments provides sufficient information not only for cash equivalents, as noted in paragraph 230-10-45-5, but also for certain other classes of cash flows specified in paragraphs 230-10-45-8 through 45-9 and paragraph 230-10-45-28.  45-8 For certain items, the turnover is quick, the amounts are large, and the maturities are short..Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity's operating, investing, and financing activities."  The CEC reimbursements are rapid and the periods during which they are due and outstanding are short.  Nevertheless, in response to your comment, we have decided to revise the presentation and present the cash flow for CEC reimbursements on a gross basis such that the information is more readily apparent and clarified for the reader.  The change in presentation does not change the financial statements or the net cash flows and is only a presentation change. Gross presentation will be used on a go-forward basis as well.

Exhibits

26.   We have attached copies of our material license and lease agreements as exhibits to the Offering Statement.

Very Truly Yours,

Mark J. Richardson

cc:        Paul Staples, Chief Executive Officer

            Paul Dillon, Chief Financial Officer